Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

Everybody’s Business
October 9, 2014
DEAR FRIENDS AND COLLEAgUES,
Each and every team member throughout Kindred is vital to delivering on our Mission to provide quality and compassionate care to the patients we serve. We would like to start this Everybody’s Business by thanking you for your commitment to providing the highest possible service levels our patients have grown to expect – from hospital to home. Your dedication and hard work has solidified our Company’s reputation as an industry leader in clinical outcomes, quality measures, and high customer satisfaction.
Your efforts in helping to build one of the most admired companies in America has enabled us to announce to you today that we have signed a definitive agreement to acquire Gentiva Health Services. As we shared with you in May, Gentiva is the nation’s largest provider of home health, hospice and community care services, and it represents a compelling strategic opportunity to enhance our company’s integrated care delivery strategy – Continue the Care.
Since discussions with Gentiva began about two months ago, and as our organizations have gotten to know each other better, our confidence in the benefits that this combination will deliver for our patients and employees has only increased. We have been deeply impressed with Gentiva’s highly regarded business and we are very excited to move forward together. The addition of Gentiva’s services will build on the strong foundation we have
continued
KINDRED HEALTHCARE’S MISSION is to promote healing, provide hope, preserve dignity and produce value for each patient, resident, family member, customer, employee and shareholder we serve.
OUR KEY SUCCESS FACTORS
Take Care of Our People
Take Care of Our Patients, Residents and Customers
Grow
Be Efficient
Manage Our Capital Wisely
Organizational Excellence Through Performance Improvement
CONTINUE THE CARE
Our patient-centered, integrated approach to managing care transitions to support patients recovery from an illness or injury.
Kindred Healthcare
Dedicated to Hope, Healing and Recovery

established in our Care Management Division and Kindred at Home.
Opportunity to Help Shape the Evolution of the American Healthcare Delivery System
Together, Kindred and Gentiva have an exciting opportunity to help transform the American
Healthcare Delivery System by investing in care management and additional clinical resources to improve patient outcomes, smooth care transitions and more quickly return patients to their homes. With Gentiva, we will be able to expand the breadth of our offerings and our geographic footprint and enhance our presence in
Kindred’s Integrated Care Markets.
The combined company will operate in 47 states and serve an amazing one million patients per year! We will have 109,000 employees, making us the 78th largest private employer in the United States and the 4th largest private employer in the healthcare industry. Additionally, the combined company will have tremendous growth potential and increased financial flexibility.
What this Means for You
Until the transaction is complete, which is expected in the first quarter of 2015, Kindred and Gentiva will remain separate companies. From a legal and business perspective, it is important to maintain Gentiva’s business as completely independent from Kindred’s until that time.
Once the transaction closes, Kindred will remain headquartered in Louisville and will have a strong regional presence in Atlanta, Georgia, where Gentiva is headquartered. We will continue to lead the combined company, supported by some of the strongest talent in the industry.
We have been impressed by the dedicated employees of Gentiva and pleased to find that our companies share similar values and cultures. Upon closing, the combined company will embrace the best practices of both organizations, which we expect will create exciting career opportunities for many in both organizations. We have already begun forming integration teams to help plan for the combination and we intend to work closely with the Gentiva management team to achieve a seamless integration of our organizations.
For the time being, it is business as usual and there will be no changes to your day-to-day responsibilities. Please remain focused on providing the same quality service to our patients, just like you always have.
This transaction is a win for all of our stakeholders – employees, patients, payors, and shareholders – and we hope you share our excitement.
We have a clear path forward, and we are confident that with your continued support we will deliver on our Mission, if we all continue to take care of our patients, take care of each other, and let the quality of our services continue to drive our success.
Thank you for all you do!
Best regards,
Paul Ben
Please feel free to print this out and post it on your facility bulletin board. Also feel free to share this information with our physicians and colleagues in your next regularly scheduled staff meeting.

Forward-Looking Statements
This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination transaction between Kindred Healthcare, Inc. (“Kindred” or the “Company”) and Gentiva Health Services, Inc. (“Gentiva”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Kindred’s (and Kindred’s and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this communication concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Kindred (and the combined businesses of Kindred and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Kindred based upon currently available information.
Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Kindred’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Kindred is unable to predict or control, that may cause Kindred’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Kindred’s filings with the Securities and Exchange Commission (the “SEC”).
Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on Kindred’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with Kindred’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Kindred’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.
In addition to the factors set forth above, other factors that may affect Kindred’s plans, results or stock price are set forth in Kindred’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.
Many of these factors are beyond Kindred’s control. Kindred cautions investors that any forward-looking statements made by Kindred are not guarantees of future performance. Kindred disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.
Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Kindred and Gentiva. In connection with the proposed merger, Kindred intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about Kindred and Gentiva, without charge, at the SEC’s website, www.sec.gov. Those documents, when filed, as well as Kindred’s other public filings with the SEC, may be obtained without charge at Kindred’s website at www.kindredhealthcare.com.
Participants in Solicitation
Kindred and its directors and executive officers, and Gentiva and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger. Information about the directors and executive officers of Kindred is set forth in the proxy statement for Kindred’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.